SMH CAPITAL INVESTMENTS LLC

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

December 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-24535

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SMH Capital Investments LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4200 S. Hulen, Suite 534
(No. and Street)

Ft. Worth	TX	76109
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dwayne Moyers	817-569-7000	dwayne.moyers@smhca.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Dwayne Moyer__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __SMH Capital Investments, LLC__ , as of __December 31__ , 2_023_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO



Dorothy E Fain
Notary Public

Dorothy E Fain
My Commission Expires
6/14/2026
Notary ID 2262624

This filing** contains (check all applicable boxes)

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SMH CAPITAL INVESTMENTS LLC

FINANCIAL STATEMENT
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of SMH Capital Investments LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of SMH Capital Investments LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Tuttle & Bond, PLLC

Fredericksburg, Texas

March 31, 2024

We have served as the SMH Capital Investments LLC's auditor since 2019.

SMH CAPITAL INVESTMENTS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

Assets

Cash	$	11,118
Clearing deposit		100,000
Investment in equity securities, at fair value		197,626
Accounts receivable		5,008
Prepaid expenses		5,549
Total assets	$	319,301

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	2,027
Due to affiliates	$	563
Payable to clearing firm		21,806
Total liabilities		24,396
Member's equity		420,454
Accumulated other comprehensive income (loss)		(124,928)
Net income (loss)		(621)
Total equity		294,905
Total liabilities and member's equity	$	319,301

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

SMH Capital Investments LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Texas limited liability company. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule. The Company is a wholly owned subsidy of Moyers Organization LLC (the Parent).

On November 10, 2017, the Parent entered into an agreement with Westport Resources Investment Services, Inc. to buy 100% of the outstanding shares of the Company. SMH Capital Investments LLC is a wholly-owned subsidiary of the Parent. Effective July 19, 2018, the Company received approval from FINRA, pursuant to Rule 1017, thereby authorizing change of ownership and control of the Company. On October 5, 2018, the Company received approval from FINRA authorizing a conversion of corporate structure to a Texas Limited Liability Corporation and authorizing a name change from Westport Resource Investment Services, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA. The financial statements include only the assets and liabilities of the Company and are not combined with the related companies.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – The Company recognizes ASU 2014-09, Revenue from Contracts with Customers (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation. Since its inception, the broker-dealer has not earned any revenue.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

At December 31, 2023, contract liabilities were $0.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable - Accounts receivables are carried at cost or have been written down to net realizable value. No allowance for uncollectable accounts is required at December 31, 2023. Management evaluates each receivable on a case-by-case basis for collectability and they write the receivable down to net realizable value.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are five years for office automation equipment. The Company follows the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed currently.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. The Company's sole member's tax return remains subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2020.

NOTE 3 – CONCENTRATIONS AND CREDIT RISK
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As of December 31, 2023 the Company's cash in bank did not exceeds federally insured limits.

NOTE 4 – NET CAPITAL REQUIREMENT
The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $242,970, which was $142,970 in excess of its required net capital of $100,000. The Company's ratio of indebtedness to net capital was 1.07%.

NOTE 5 – FAIR VALUE MEASUREMENTS
The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three of the fair value hierarchy are as follows:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability.

NOTE 5 – FAIR VALUE MEASUREMENTS (CONTINUED)

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Security holdings	$197,626	-	-	$197,626

NOTE 6 – INVESTMENTS

The Company's investment in marketable equity securities are classified as available-for-sale and are carried in the financial statements at fair value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the Statement of Financial Position date of December 31, 2023 through April 1, 2024, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

NOTE 8 – RELATED PARTY TRANSACTIONS

On April 1, 2018, The Company, its Parent and an affiliate entered into an expense sharing agreement (the Agreement), which may be revised from time to time, but not less than annually. The agreement states that certain shared expenses; accounting, legal, finance, compliance, back office and other administrative services are to be paid by the affiliate. For the year ended December 31, 2023, fees charged to the Company by the affiliate for services related to the Agreement totaled $27,320. At December 31, 2023, $563 was due to affiliate as shown on the Statement of Financial Condition.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.